Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Canada: Total sells its 49% interest in the Voyageur Upgrader project to partner Suncor Energy

Paris, March 28, 2013—Following the decision not to proceed with the Voyageur Upgrader project located in Northern Alberta, Total announces that it has reached an agreement to sell its entire 49% interest in the Voyageur Upgrader Limited Partnership to Suncor Energy Inc, which owns the remaining 51%. The transfer of interest for cash is effective immediately.

The oil market environment in the North America has changed significantly. The emergence of an abundance of light oil and condensates produced in the region will increase tremendously the supply of diluents for mining projects and consequently impact upgrader projects in the area. Following a thorough review of its assets shared with Suncor Energy Inc in Canada, Total concluded that the investment in the Voyageur project was no longer justified from a strategic and economic point of view.

Price of the transaction amounts to 0.5 B$ and, as a consequence of this disposal and taking into account all past investments, a net loss of 1.65 B$ will be reflected in Total’s intermediate consolidated financial statements for the first quarter of 2013. With this decision, Total will also save more than 5 B$ of investment in the next 5 years.

“The satisfaction of our strict investment criteria is essential to launch a project and to optimize our portfolio” said Yves-Louis Darricarrère, President Upstream at Total. “The Fort Hills and Joslyn mining projects are not impacted by the decision to withdraw from the Voyageur project, and Total remains totally committed to playing a significant role in Canada’s future oil sands development”.

Total Exploration & Production in Canada

Total E&P Canada is operator of the Joslyn project, with a 38.25% interest, currently in the engineering review phase. Total also owns a 39.2% interest in the Fort Hills oil sands mining project operated by Suncor Energy. The final investment decision for Fort Hills is expected within the late 2013 timeframe.

Total possesses a 50% interest in the Surmont SAGD[1] project operated by ConocoPhillips Canada. Phase 1 production currently averages 26,000 barrels of bitumen per day, with Phase 2 currently under construction to reach an eventual production plateau of approximately 130,000 barrels of bitumen per day from 2015 onwards. Additional development phases are under study.

[1]	Steam Assisted Gravity Drainage

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total also owns 50% and is operator of the Northern Lights Project with partner Sinopec.

Total E&P Canada’s operations are founded on a total commitment to safety, environmental responsibility and creating shared value in the communities in which it operates. Its offices are located in Calgary and Fort McMurray, both in the province of Alberta.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com